SECURITIES AND EXCHANGE COMMISSION
                       Washington, D. C.  20549





                      FORM U5S (Amendment No. 1)


                             ANNUAL REPORT




                 For the Year Ended December 31, 1996





                         Filed Pursuant to the
              Public Utility Holding Company Act of 1935

                                  by

                          ENTERGY CORPORATION
                           639 Loyola Avenue
                     New Orleans, Louisiana  70113


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
                          ENTERGY CORPORATION AND SUBSIDIARIES
                        CONSOLIDATING STATEMENT OF INCOME (LOSS)
                              YEAR ENDED DECEMBER 31, 1996
                                     (In Thousands)

                                                                            INTERCOMPANY
                                                                           ELIMINATIONS
                                                                                AND          ENTERGY      ENTERGY       ENTERGY
                                                            CONSOLIDATED    ADJUSTMENTS      ARKANSAS   GULF STATES    LOUISIANA

Operating Revenues:
     Electric                                            $      6,450,940 $    1,032,652  $  1,743,433  $ 1,925,988  $   1,828,867
     Natural gas                                                  134,456            617          ....       34,050           ....
     Steam products                                                59,143      1,249,900          ....       59,143           ....
     Nonregulated and foreign energy-related businesses           518,987       (349,357)         ....         ....           ....
Equity in earnings of subsidiaries                                   ....        459,350          ....         ....           ....
                                                          ------------------------------------------------------------------------
                      Total                                     7,163,526      2,393,162     1,743,433    2,019,181      1,828,867
                                                          ------------------------------------------------------------------------
Operating Expenses:
     Operation:
         Fuel for electric generation
               and fuel-related expenses                        1,635,885            617       257,008      520,065        419,331
         Purchased power                                          704,744        890,173       432,825      295,960        403,322
         Nuclear refueling outages expenses                        55,148        577,168        29,365        8,660         15,885
         Other operation and maintenance                        1,577,383        548,058       358,789      402,719        297,667
     Depreciation and decommissioning                             790,948        (28,054)      167,878      206,070        167,779
     Taxes other than income taxes                                353,270         (8,512)       37,688      102,170         72,329
     Rate deferrals                                               (33,874)        18,241          ....         ....        (10,767)
     Amortization of rate deferrals                               401,301        (18,241)      149,730       71,639         26,875
                                                          ------------------------------------------------------------------------
                      Total                                     5,484,805      1,979,450     1,433,283    1,607,283      1,392,421
                                                          ------------------------------------------------------------------------
Operating Income                                                1,678,721        413,712       310,150      411,898        436,446
                                                          ------------------------------------------------------------------------
Other Income:
     Allowance for equity funds used during
         construction                                               9,951              1         3,886        2,618            862
     Write-off of River Bend rate deferrals                      (194,498)          ....          ....     (194,498)          ....
     Miscellaneous - net                                          137,583        (27,566)       32,591       69,841          2,933
                                                          ------------------------------------------------------------------------
                      Total                                       (46,964)       (27,565)       36,477     (122,039)         3,795
                                                          ------------------------------------------------------------------------
Interest and Other Charges:
     Interest on long-term debt                                   674,532        (77,545)       98,531      181,071        122,604
     Other interest - net                                          49,053         10,120         6,257       12,819          6,938
     Distributions on preferred securities of subsidiary            4,797           ....         1,927         ....          2,870
     Allowance for borrowed funds used during
      construction                                                 (8,347)          ....        (2,330)      (2,235)        (1,493)
     Preferred dividend requirements of subsidiaries               70,536        (70,536)         ....         ....           ....
                                                          ------------------------------------------------------------------------
                      Total                                       790,571       (137,961)      104,385      191,655        130,919
                                                          ------------------------------------------------------------------------

Income Before Income Taxes                                        841,186        524,108       242,242       98,204        309,322

Income Taxes                                                      421,159         10,295        84,444      102,091        118,560
                                                          ------------------------------------------------------------------------

Income before the Cumulative Effect of
     Accounting Changes                                           420,027        513,813       157,798       (3,887)       190,762
Cumulative Effect of Accounting Changes
     (net of tax)                                                    ....           ....          ....         ....           ....
                                                          ------------------------------------------------------------------------
Net Income (Loss)                                         $       420,027  $     513,813  $    157,798  $    (3,887) $     190,762
                                                          ========================================================================

Earnings per average common share before
 cumulative effect of a change in accounting principle              $1.83
Earnings per average common share                                   $1.83
Dividends declared per common share                                 $1.80
Average number of common shares outstanding                   229,084,241


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    ENTERGY     ENTERGY       SYSTEM      ENTERGY        ENTERGY     ENTERGY     ENTERGY     SYSTEM        ENTERGY
  MISSISSIPPI NEW ORLEANS     ENERGY     CORPORATION    OPERATIONS    POWER      SERVICES     FUELS      ENTERPRISES
                                                                                                           (unaudited)

$    958,430 $    403,254  $   623,620  $       ....   $      ....   $   ....    $   ....    $   ....     $     ....
        ....      101,023         ....          ....          ....       ....        ....        ....           ....
        ....         ....         ....          ....       598,546       ....     440,283     211,071           ....
        ....         ....         ....          ....          ....    106,108        ....        ....         63,522
        ....         ....         ....       459,350          ....       ....        ....        ....           ....
--------------------------------------------------------------------------------------------------------------------
     958,430      504,277      623,620       459,350       598,546    106,108     440,283     211,071         63,522
--------------------------------------------------------------------------------------------------------------------



     207,116      129,059       43,761          ....          ....     60,162        ....        ....           ....
     272,812      176,450         ....          ....          ....     13,548        ....        ....           ....
        ....         ....        1,239          ....       577,167       ....        ....        ....           ....
     122,628       71,421      105,453        34,402          ....     15,961     403,381     211,780        101,240
      40,313       20,007      128,474          ....         1,161      5,580      20,573        ....          5,059
      43,389       27,388       27,654           828        17,693      1,085      13,602         932           ....
        ....       (4,866)        ....          ....          ....       ....        ....        ....           ....
     107,576       27,240         ....          ....          ....       ....        ....        ....           ....
--------------------------------------------------------------------------------------------------------------------
     793,834      446,699      306,581        35,230       596,021     96,336     437,556     212,712        106,299
--------------------------------------------------------------------------------------------------------------------
     164,596       57,578      317,039       424,120         2,525      9,772       2,727      (1,641)       (42,777)
--------------------------------------------------------------------------------------------------------------------


       1,143          321        1,122          ....          ....       ....        ....        ....           ....
        ....         ....         ....          ....          ....       ....        ....        ....           ....
       1,662        1,146        5,234         4,840          ....      1,091         388       7,253        (16,962)
--------------------------------------------------------------------------------------------------------------------
       2,805        1,467        6,356         4,840          ....      1,091         388       7,253        (16,962)
--------------------------------------------------------------------------------------------------------------------

      44,137       15,268      135,376          ....          ....       ....        ....        ....           ....
       3,870        1,036        8,344        10,491           919        119       3,233       1,237          3,910
        ....         ....         ....          ....          ....       ....        ....        ....           ....

        (923)        (252)      (1,114)         ....          ....       ....        ....        ....           ....
        ....         ....         ....          ....          ....       ....        ....        ....           ....
--------------------------------------------------------------------------------------------------------------------
      47,084       16,052      142,606        10,491           919        119       3,233       1,237          3,910
--------------------------------------------------------------------------------------------------------------------

     120,317       42,993      180,789       418,469         1,606     10,744        (118)      4,375        (63,649)

      41,106       16,217       82,121        (1,558)        1,606      4,694        (118)      4,375        (22,084)
--------------------------------------------------------------------------------------------------------------------


      79,211       26,776       98,668       420,027          ....      6,050        ....        ....        (41,565)

        ....         ....         ....          ....          ....       ....        ....        ....           ....
--------------------------------------------------------------------------------------------------------------------
$     79,211  $    26,776  $    98,668  $    420,027   $      ....   $  6,050 $      ....  $     ....   $    (41,565)
====================================================================================================================

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
                        ENTERGY CORPORATION AND SUBSIDIARIES
                       CONSOLIDATING STATEMENT OF CASH FLOWS
                            YEAR ENDED DECEMBER 31, 1996
                                   (In Thousands)

                                                                         INTERCOMPANY
                                                                         ELIMINATIONS
                                                                             AND       ENTERGY      ENTERGY       ENTERGY
OPERATING ACTIVITIES:                                     CONSOLIDATED   ADJUSTMENTS   ARKANSAS   GULF STATES    LOUISIANA

Net Income (Loss)                                        $      420,027 $    513,813 $   157,798 $      (3,887) $   190,762
Noncash items included in net income
     Write-off of River Bend rate deferrals                     194,498       ....          ....       194,498         ....
     Change in rate deferrals/ excess capacity                  423,036      (24,359)    139,701        72,597       19,860
     Depreciation, amortization and decommissioning             790,948      (24,628)    167,878       206,070      167,779
     Deferred income taxes and investment tax credits            76,920       (6,855)    (46,026)      101,380       18,809
     Allowance for equity funds used during construction         (9,951)          (1)     (3,886)       (2,618)        (862)
     Equity in earnings of subsidiaries                            ....     (459,350)       ....          ....         ....
     Accrued pension liability                                     ....        1,026        ....          ....         ....
     Provisions for estimated losses                             31,063       21,336       4,125        (1,885)       3,240
Changes in working capital:                                                   ....
     Receivables                                                (30,322)    (104,914)      (4,292)        3,691       (4,889)
     Fuel inventory                                             (17,220)      (3,662)         137       (12,868)        ....
     Accounts payable                                             4,011       76,400       (1,112)      (26,706)      22,838
     Taxes accrued                                              (27,488)      22,782       14,035        (1,266)     (11,222)
      Interest accrued                                            7,176      (15,189)      (2,615)       (7,186)       5,047
      Reserve for rate refund                                      ....        ....                       ....         ....
     Other working capital accounts                            (121,692)     (42,047)      (7,529)     (139,124)     (26,831)
Common stock dividends received                                    ....      554,200        ....          ....         ....
Change in other regulatory assets                               (85,051)      32,790        ....       (17,303)      (6,385)
Change in decommissioning trust                                (52,204)       ....       (18,961)       (5,922)      (8,790)
Other                                                         (146,238)       75,168     (22,675)      (37,116)     (17,685)
                                                             --------------------------------------------------------------
Net cash flow provided (used) by operating activities         1,457,513      616,510     376,578       322,355      351,671
                                                             --------------------------------------------------------------

INVESTING ACTIVITIES:
Construction expenditures                                      (571,890)       3,408    (145,529)     (154,993)    (103,187)
Allowance for equity funds used during construction               9,951            1       3,886         2,618          862
Nuclear fuel sales (expenditures) - net                        (123,929)      28,017     (26,084)      (25,124)        ....
Proceeds from sale/leaseback of nuclear fuel                    109,980      (14,035)     25,451        26,523         ....
Acquisition of CitiPower                                     (1,156,112)   1,156,112        ....          ....         ....
Investment in nonregulated/nonutility properties                (76,091)      73,818        ....          ....         ....
Proceeds from sale of Hub River stock                            26,955      (26,955)       ....          ....         ....
Proceeds from sale of Independence 2                             39,398      (39,398)       ....          ....         ....
Proceeds from sale of non-utility property                         ....       ....          ....          ....         ....
Other                                                           (32,619)    (236,275)       ....          ....         ....
                                                             --------------------------------------------------------------
Net cash flow used by investing activities                   (1,774,357)     944,693    (142,276)     (150,976)    (102,325)
                                                             --------------------------------------------------------------

FINANCING ACTIVITIES:
Proceeds from issuance of:
     General and refunding mortgage bonds                        39,608        ....         ....          ....         ....
     First mortgage bonds                                       431,906        ....       84,256          ....      113,994
     Bank notes and other long-term debt                      1,066,858     (932,145)       ....           780         ....
     Common stock                                               118,087        ....         ....          ....         ....
     Preferred securities of subsidiaries' trusts               125,963        ....       58,168          ....       67,795
Retirement of:
     First mortgage bonds                                      (821,575)       ....     (112,807)     (195,417)    (130,000)
     General and refunding mortgage bonds                       (56,000)       ....         ....          ....         ....
     Other long-term debt                                      (145,110)     (31,418)     (1,700)      (50,425)        (270)
Redemption of preferred stock                                  (157,503)       ....      (69,624)      (10,179)     (67,824)
Dividends paid:
     Common stock                                              (405,346)    (548,400)   (142,800)         ....     (179,200)
     Preferred stock                                               ....      (71,109)    (17,736)      (28,336)     (19,072)
Change in advances from parent company                             ....       28,000        ....          ....         ....
Changes in short-term borrowings                                (24,981)     109,166        ....          ....      (45,393)
Other                                                              ....      (60,877)       ....          ....         ....
                                                             --------------------------------------------------------------
Net cash flow provided (used) by financing activities           171,907   (1,506,783)   (202,243)     (283,577)    (259,970)
                                                             --------------------------------------------------------------

Effect of exchange rates on cash and cash equivalents                50          (50)       ....          ....         ....
                                                             --------------------------------------------------------------

Net increase (decrease) in cash and cash equivalents           (144,887)      54,370      32,059      (112,198)     (10,624)
Cash and cash equivalents at beginning of year                  533,590       63,510      11,798       234,604       34,370
                                                             --------------------------------------------------------------
Cash and cash equivalents at end of year                     $  388,703 $    117,880 $    43,857 $     122,406 $     23,746
                                                             ==============================================================


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


   ENTERGY       ENTERGY      SYSTEM      ENTERGY     ENTERGY     ENTERGY     ENTERGY    SYSTEM      ENTERGY
 MISSISSIPPI   NEW ORLEANS    ENERGY    CORPORATION  OPERATIONS    POWER     SERVICES     FUELS    ENTERPRISES
                                                                                                   (unaudited)
$      79,211 $     26,776 $    98,668 $    420,027 $      .... $     6,050 $     .... $     .... $     (41,565)

         ....         ....        ....         ....        ....        ....       ....       ....          ....
      130,602       35,917        ....         ....        ....        ....       ....       ....          ....
       40,313       20,007     128,474        1,628       1,161       5,580     20,573      1,798         5,059
      (32,887)     (12,274)     48,975        8,499          20      (9,486)    (1,051)      (626)       (5,268)
       (1,143)        (321)     (1,122)        ....        ....        ....       ....       ....          ....
         ....         ....        ....     (459,350)       ....        ....       ....       ....          ....
         ....         ....        ....         ....        ....        ....      1,026       ....          ....
         ....         ....      46,919         ....        ....        ....       ....       ....          ....

       (4,123)         832       3,436        3,232      (7,831)      4,102    (47,387)   (68,561)      (13,446)
           20         ....        ....         ....        ....       1,370       ....     (9,541)         ....
           88       (5,638)        560        9,919      (1,348)     (5,455)    26,482     53,398         7,385
       (2,157)      (4,350)     (4,825)        ....        ....      (1,890)      ....      6,969          ....
         (925)         214      (2,548)        ....        ....        ....       ....       ....          ....

        4,074       (5,216)    (13,430)      (1,170)     (1,381)       (350)    22,125        483         4,610
         ....         ....        ....      554,200        ....        ....       ....       ....          ....
      (28,573)        ....        ....         ....        ....        ....       ....       ....          ....
         ....         ....     (18,531)        ....        ....        ....       ....       ....          ....
       (2,534)     (11,941)        281       (3,524)       (758)        958      5,445      1,924        16,555
---------------------------------------------------------------------------------------------------------------
      181,966       44,006     286,857      533,461     (10,137)        879     27,213    (14,156)      (26,670)
---------------------------------------------------------------------------------------------------------------


      (85,018)     (27,956)    (29,469)        ....        (232)       (356)   (21,742)      ....          ....
        1,143          321       1,122         ....        ....        ....       ....       ....          ....
         ....         ....     (44,704)        ....        ....        ....       ....       ....          ....
         ....         ....      43,971         ....        ....        ....       ....       ....          ....
         ....         ....        ....         ....        ....        ....       ....       ....          ....
         ....         ....        ....         ....        ....        ....       ....       ....        (2,273)
         ....         ....        ....         ....        ....        ....       ....       ....          ....
         ....         ....        ....         ....        ....        ....       ....       ....          ....
         ....         ....        ....         ....        ....        ....       ....       ....          ....
         ....         ....        ....     (266,681)       ....      37,800       ....       ....       (40,013)
---------------------------------------------------------------------------------------------------------------
      (83,875)     (27,635)    (29,080)    (266,681)       (232)     37,444    (21,742)      ....       (42,286)
---------------------------------------------------------------------------------------------------------------



         ....       39,608        ....         ....        ....        ....       ....       ....          ....
         ....         ....     233,656         ....        ....        ....       ....       ....          ....
         ....         ....     133,933                     ....        ....       ....       ....          ....
         ....         ....        ....      118,087        ....        ....       ....       ....          ....
                                                                                             ....          ....

      (35,000)     (23,250)   (325,101)        ....        ....        ....       ....       ....          ....
      (26,000)     (30,000)       ....         ....        ....        ....       ....       ....          ....
          (15)        ....     (92,700)        ....        ....        ....       ....    (31,418)         ....
       (9,876)        ....        ....         ....        ....        ....       ....       ....          ....

      (79,900)     (34,000)   (112,500)    (405,346)       ....        ....       ....       ....          ....
       (5,000)        (965)       ....         ....        ....        ....       ....       ....          ....
         ....         ....        ....         ....        ....        ....       ....       ....        28,000
       50,253         ....      (2,990)      20,000       9,128        ....      6,507     46,680          ....
         ....         ....        ....         ....        ....     (75,000)      ....       ....        14,123
---------------------------------------------------------------------------------------------------------------
     (105,538)     (48,607)   (165,702)    (267,259)      9,128     (75,000)     6,507     15,262        42,123
---------------------------------------------------------------------------------------------------------------

         ....         ....        ....         ....        ....        ....       ....       ....          ....
---------------------------------------------------------------------------------------------------------------

       (7,447)     (32,236)     92,075         (479)     (1,241)    (36,677)    11,978      1,106       (26,833)
       16,945       49,746         240      129,144       1,241      59,482     10,396      1,020        48,114
---------------------------------------------------------------------------------------------------------------
$       9,498 $     17,510 $    92,315 $    128,665 $      .... $    22,805 $   22,374 $    2,126 $      21,281
===============================================================================================================

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

                    ENTERGY CORPORATION AND SUBSIDIARIES
                        CONSOLIDATING BALANCE SHEET
                            DECEMBER 31, 1996
                             (In Thousands)

                                                                               INTERCOMPANY
                                                                               ELIMINATIONS
                                                                                   AND        ENTERGY     ENTERGY      ENTERGY
                            ASSETS                               CONSOLIDATED  ADJUSTMENTS    ARKANSAS   GULF STATES  LOUISIANA
Current Assets:
     Cash and cash equivalents:
         Cash                                                   $      34,807 $      13,510  $    5,117 $     6,573 $      1,804
         Temporary cash investments:
            Associated companies                                         ....       169,717      17,462      45,234         ....
            Other                                                     346,782       (65,347)     21,278      70,599       21,942
         Special deposits                                               7,114          ....        ....        ....         ....
                                                                ----------------------------------------------------------------
            Total cash and cash equivalents                           388,703       117,880      43,857     122,406       23,746
     Notes receivable
     Accounts receivable:
         Customer                                                     333,876       (20,965)     73,470      89,880       75,252
         Allowance for doubtful accounts                               (9,189)        1,367      (2,326)     (1,997)      (1,429)
         Associated companies                                            ....       320,112      45,303       2,777       11,606
         Other                                                         99,066       (37,979)      5,862      30,758        7,053
         Accrued unbilled revenues                                    351,429       (40,988)    104,764      75,351       63,879
     Bulk power receivable:
         Associated companies                                            ....        44,003        ....        ....         ....
         Other                                                           ....        12,694        ....        ....         ....
     Deferred fuel  costs                                             122,184         2,956        ....      99,503       18,347
     Accumulated deferred income taxes                                   ....        56,714        ....      56,714         ....
     Recoverable income taxes                                            ....          ....        ....        ....         ....
     Fuel inventory - at average cost and LIFO                        139,603         5,981      57,319      45,009         ....
     Materials and supplies - at average cost                         339,622        (5,973)     72,976      86,157       78,449
     Rate deferrals                                                   444,543            (1)    153,141     105,456        5,749
     Deferred excess capacity                                            ....         9,005       9,005        ....         ....
     Prepayments and other                                            152,696         3,515      32,025      16,321       41,650
                                                                ----------------------------------------------------------------
                      Total                                         2,362,533       468,321     595,396     728,335      324,302
                                                                ----------------------------------------------------------------

Other Property and Investments:
     Common stock of subsidiaries consolidated                           ....     6,531,729       ....        ....        ....
     Decommissioning trust funds                                      357,962            (1)    203,274      41,983       50,481
     Investment in subsidiary companies - at equity                       210        34,021      11,211        ....       14,230
     Other                                                            571,901      (394,336)      5,058      38,358       22,525
                                                                ----------------------------------------------------------------
                      Total                                           930,073     6,171,413     219,543      80,341       87,236
                                                                ----------------------------------------------------------------

Utility Plant:
     Electric                                                      22,811,164      (619,838)  4,578,728   7,112,021    4,997,456
     Plant acquisition adjustment                                     455,425      (454,825)       ....        ....         ....
     Electric plant under leases                                      679,991      (232,582)       ....        ....         ....
     Property under capital leases - electric                         147,277       230,860      57,869      72,800      232,582
     Natural gas                                                      168,143          ....        ....      45,443         ....
     Steam products                                                    81,743          ....        ....      81,743         ....
     Construction work in progress                                    401,676       (21,440)     83,524     112,137       56,180
     Nuclear fuel under capital leases                                250,651          ....      79,103      49,833       38,157
     Nuclear fuel                                                     112,625          ....      27,500        ....       34,191
                                                                ----------------------------------------------------------------
                      Total                                        25,108,695    (1,097,825)  4,826,724   7,473,977    5,358,566
     Less - Accumulated depreciation and amortization               8,885,572       (17,215)  1,976,204   2,846,083    1,881,847
                                                                ----------------------------------------------------------------
                       Utility plant - net                         16,223,123    (1,080,610)  2,850,520   4,627,894    3,476,719
                                                                ----------------------------------------------------------------

Deferred Debits and Other Assets:
     Rate deferrals                                                   399,493          ....      75,249     120,158         ....
     Accumulated deferred income taxes                                   ....         21,195        ....        ....         ....
     Deferred excess capacity                                            ....          ....        ....        ....         ....
     SFAS 109 regulatory asset - net                                1,196,041             1     244,767     372,817      295,836
     Long-term receivables                                            216,082          ....        ....     216,082         ....
     Unamortized loss on reaquired debt                               217,664            (1)     56,664      54,761       37,552
     CitiPower license (net of $15.4 million of amortization)         606,214      (606,214)       ....        ....         ....
     Other                                                            815,071       (22,178)    111,678     231,060       57,633
                                                                ----------------------------------------------------------------
                      Total                                         3,450,565      (607,197)    488,358     994,878      391,021
                                                                ----------------------------------------------------------------
                                 Total                          $  22,966,294  $  4,951,927  $4,153,817 $ 6,431,448 $  4,279,278
                                                                ================================================================



  ENTERGY      ENTERGY     SYSTEM      ENTERGY     ENTERGY     ENTERGY    ENTERGY    SYSTEM      ENTERGY
MISSISSIPPI  NEW ORLEANS   ENERGY    CORPORATION  OPERATIONS    POWER     SERVICES    FUELS    ENTERPRISES
                                                                                               (unaudited)

      2,384 $      1,015 $       26 $         23 $      .... $    2,256 $    5,712 $    2,126 $     21,281

       ....        7,435     41,600       57,986        ....       ....       ....       ....         ....
       ....        9,060     50,689       70,656        ....     20,549     16,662       ....         ....
      7,114         ....       ....         ....        ....       ....       ....       ....         ....
----------------------------------------------------------------------------------------------------------
      9,498       17,510     92,315      128,665        ....     22,805     22,374      2,126       21,281


     46,183       28,126       ....         ....        ....       ....       ....       ....         ....
     (1,374)        (696)      ....         ....        ....       ....       ....       ....         ....
      4,382          714     71,337        5,940      35,284      2,987     44,054     69,420       26,308
      2,014        1,764      2,522         ....        ....      6,208        125      1,850        2,931
     49,383       17,064       ....         ....        ....       ....       ....       ....         ....

       ....         ....       ....         ....        ....       ....     44,003       ....         ....
       ....         ....       ....         ....        ....       ....     12,694       ....         ....
       ....        7,290       ....         ....        ....       ....       ....       ....         ....
       ....         ....       ....         ....        ....       ....       ....       ....         ....
       ....         ....       ....         ....        ....       ....       ....       ....         ....
      6,661         ....       ....         ....        ....      2,424       ....     34,171         ....
     17,567        9,904     66,302         ....        ....      2,294       ....       ....         ....
    142,504       37,692       ....         ....        ....       ....       ....       ....         ....
       ....         ....       ....         ....        ....       ....       ....       ....         ....
      7,434        7,157     28,934       20,767         643       ....      1,005       ....          275
----------------------------------------------------------------------------------------------------------
    284,252      126,525    261,410      155,372      35,927     36,718    124,255    107,567       50,795
----------------------------------------------------------------------------------------------------------


       ....         ....       ....    6,531,729        ....       ....       ....       ....         ....
       ....         ....     62,223         ....        ....       ....       ....       ....         ....
      5,531        3,259       ....         ....        ....       ....       ....       ....         ....
      7,923         ....       ....         ....        ....       ....       ....       ....      103,701
----------------------------------------------------------------------------------------------------------
     13,454        3,259     62,223    6,531,729        ....       ....       ....       ....      103,701
----------------------------------------------------------------------------------------------------------


  1,633,484      503,061  2,994,445         ....      11,254    182,153    154,300     24,424         ....
       ....         ....       ....         ....        ....        600       ....       ....         ....
       ....         ....    447,409         ....        ....       ....       ....       ....         ....
       ....         ....       ....         ....        ....       ....       ....     14,886         ....
       ....      122,700       ....         ....        ....       ....       ....       ....         ....
       ....         ....       ....         ....        ....       ....       ....       ....         ....
     47,373       18,247     41,362         ....         576      4,038     16,799       ....         ....
       ....         ....     83,558         ....        ....       ....       ....       ....         ....
       ....         ....       ....         ....        ....       ....       ....     50,934         ....
----------------------------------------------------------------------------------------------------------
  1,680,857      644,008  3,566,774         ....      11,830    186,791    171,099     90,244         ....
    635,754      347,790    974,472         ....       7,025     86,330     89,253     23,599         ....
----------------------------------------------------------------------------------------------------------
  1,045,103      296,218  2,592,302         ....       4,805    100,461     81,846     66,645         ....
----------------------------------------------------------------------------------------------------------


    104,588       99,498       ....         ....        ....       ....       ....       ....         ....
       ....         ....       ....         ....         857       ....      2,164       ....       18,174
       ....         ....       ....         ....        ....       ....       ....       ....         ....
     11,813        6,051    264,758         ....        ....       ....       ....       ....         ....
       ....         ....       ....         ....        ....       ....       ....       ....         ....
      9,254        1,647     57,785         ....        ....       ....       ....       ....         ....
       ....         ....       ....         ....        ....       ....       ....       ....         ....
     53,002       16,798    222,815       74,891       1,870        358     10,314        110       12,364
----------------------------------------------------------------------------------------------------------
    178,657      123,994    545,358       74,891       2,727        358     12,478        110       30,538
----------------------------------------------------------------------------------------------------------
  1,521,466 $    549,996 $3,461,293 $  6,761,992 $    43,459 $  137,537 $  218,579 $  174,322 $    185,034
==========================================================================================================

                        ENTERGY CORPORATION AND SUBSIDIARIES
                           CONSOLIDATING BALANCE SHEET
                                DECEMBER 31,1996
                                 (In Thousands)

                                                                    INTERCOMPANY
                                                                    ELIMINATIONS
                                                                        AND         ENTERGY     ENTERGY     ENTERGY
     LIABILITIES AND SHAREHOLDERS' EQUITY             CONSOLIDATED   ADJUSTMENTS     ARKANSAS GULF STATES  LOUISIANA
Current Liabilities:
    Currently maturing long-term debt                  $   345,620 $        .... $     32,465 $   160,865 $    34,275
    Notes payable:
            Associated companies                              ....       169,717         ....        ....      31,066
            Other                                           20,686           586          667        ....        ....
     Accounts payable:
            Associated companies                              ....       321,222       91,205      55,630      73,389
            Other                                          554,558       (99,315)      97,589      85,541      89,550
     Bulk power payable:
           Associated companies                               ....        11,597         ....        ....        ....
           Other                                              ....        62,691         ....        ....        ....
     Customer deposits                                     155,534        (3,860)      21,800      25,572      59,070
     Taxes accrued                                         180,340        21,333       54,194      36,147       7,390
     Accumulated deferred income taxes                      78,010        56,714       70,506        ....        ....
     Interest accrued                                      203,425       (16,283)      27,625      49,651      49,249
     Dividends declared                                      8,950             1        2,832       1,204       3,489
     Deferred fuel cost                                       ....         6,955        6,955        ....        ....
     Co-owner advances                                        ....        33,873       33,873        ....        ....
     Obligations under capital leases                      151,287            (2)      53,012      39,110      28,000
     Other                                                 184,157       (52,160)      15,135      29,336       4,940
                                                       --------------------------------------------------------------
                      Total                              1,882,567       513,069      507,858     483,056     380,418
                                                       --------------------------------------------------------------

Deferred Credits and Other Liabilities:
     Accumulated deferred income taxes                   3,770,760        24,881      785,994   1,200,935     831,093
     Accumulated deferred investment tax credits           607,641            (1)     108,307     219,188     139,899
     FERC Settlement - refund obligation                      ....        52,839         ....        ....        ....
     Deferred revenue                                         ....        47,240         ....        ....        ....
     SFAS 109 regulatory liability - net                      ....          ....         ....        ....        ....
     Obligations under capital leases                      247,360        (1,830)      83,940      83,524      10,156
     Other                                               1,298,306      (119,128)     113,998     573,440     131,474
                                                       --------------------------------------------------------------
                      Total                              5,924,067         4,001    1,092,239   2,077,087   1,112,622
                                                       --------------------------------------------------------------

     Long-term debt                                      7,590,804    (1,055,425)   1,255,388   1,915,346   1,373,233
     Subsidiaries' preferred stock with sinking fund       216,986          ....       40,027      77,459      92,500
     Subsidiary's preference stock                         150,000          ....         ....     150,000        ....
     Company-obligated mandatorily redeemable
      preferred securities of subsidiary trust holding
      solely junior subordinated deferrable debentures     130,000          ....       60,000        ....      70,000
     Notes payable to associated companies                    ....        34,000         ....        ....        ....

Shareholders' Equity:
     Subsidiaries' preferred stock without sinking fund    430,955          ....      116,350     136,444     100,500
     Common stock, $.01par value, authorized
      500,000,000 shares; issued and outstanding
      230,017,485 shares                                     2,345          ....         ....        ....        ....
     Common stock of subsidiaries                             ....     2,433,345          470     114,055   1,088,900
     Paid in capital                                     4,320,591     1,955,097      590,169   1,152,689        ....
     Capital stock expense and other                          ....        (2,802)        ....        ....      (2,659)
     Retained earnings                                   2,341,703     1,070,642      491,316     325,312      63,764
     Cumulative foreign currency translation                21,725          ....         ....        ....        ....
     Less - treasury stock (1,496,118 shares in 1996)       45,449          ....         ....        ....        ....
                                                       --------------------------------------------------------------
             Total common shareholders' equity           7,071,870     5,456,282    1,198,305   1,728,500   1,250,505
                                                       --------------------------------------------------------------

                                 Total                 $22,966,294 $   4,951,927 $  4,153,817 $ 6,431,448 $ 4,279,278
                                                       ==============================================================




   ENTERGY      ENTERGY      SYSTEM      ENTERGY    ENTERGY     ENTERGY   ENTERGY     SYSTEM       ENTERGY
 MISSISSIPPI  NEW ORLEANS   ENERGY     CORPORATION OPERATIONS   POWER      SERVICES    FUELS     ENTERPRISES
                                                                                                (unaudited)
$     96,015 $     12,000 $    10,000 $      ....  $    ....   $   ....   $   ....   $   ....    $     ....

      50,253         ....        ....        ....     14,908       ....     17,052     56,438          ....
        ....         ....        ....      20,000       ....       ....       ....       ....           605

      32,878       18,757      18,245      11,613      8,934      1,309      3,876      4,208         1,178
      23,701       14,130      18,836          22     16,532      1,110     41,180     54,416        12,636

        ....         ....        ....        ....       ....       ....     11,597       ....          ....
        ....         ....        ....        ....       ....       ....     62,691       ....          ....
      26,258       18,974        ....        ....       ....       ....       ....       ....          ....
      26,482        1,204      67,823        ....       ....      2,946       ....      5,487          ....
      58,634        5,584        ....        ....       ....       ....       ....       ....          ....
      20,909        5,325      34,195         188       ....       ....       ....       ....          ....
       1,185          241        ....        ....       ....       ....       ....       ....          ....
        ....         ....        ....        ....       ....       ....       ....       ....          ....
        ....         ....        ....        ....       ....       ....       ....       ....          ....
          72         ....      28,000        ....       ....       ....       ....      2,984           107
       1,808       20,745       2,306      15,638        610        173     25,487        852        14,967
-----------------------------------------------------------------------------------------------------------
     338,195       96,960     179,405      47,461     40,984      5,538    161,883    124,385        29,493
-----------------------------------------------------------------------------------------------------------


     249,522       72,895     624,020        ....       ....     27,627       ....      3,555          ....
      25,422        7,984     103,647        ....       ....       ....      2,895        298          ....
        ....         ....      52,839        ....       ....       ....       ....       ....          ....
        ....         ....        ....        ....       ....      1,089       ....       ....        46,151
        ....         ....        ....        ....       ....       ....       ....       ....          ....
         367         ....      55,558        ....       ....       ....       ....     11,902            83
      19,078       40,379     165,517      73,616      1,475       ....     53,781        162         6,258
-----------------------------------------------------------------------------------------------------------
     294,389      121,258   1,001,581      73,616      1,475     28,716     56,676     15,917        52,492
-----------------------------------------------------------------------------------------------------------

     399,054      168,888   1,418,869        ....       ....       ....       ....       ....         4,601
       7,000         ....        ....        ....       ....       ....       ....       ....          ....
        ....         ....        ....        ....       ....       ....       ....       ....          ....


        ....         ....        ....        ....       ....       ....       ....       ....          ....
        ....         ....        ....        ....       ....       ....       ....     34,000


      57,881       19,780        ....        ....       ....       ....       ....       ....          ....


        ....         ....        ....       2,345       ....       ....       ....       ....          ....
     199,326       33,744     789,350        ....          5         55         20         20       207,400
        ....       36,294        ....   4,320,591        995    174,950       ....       ....          ....
        (143)        ....        ....        ....       ....       ....       ....       ....          ....
     225,764       73,072      72,088   2,341,703       ....    (71,722)      ....       ....      (108,952)
        ....         ....        ....      21,725       ....       ....       ....       ....          ....
        ....         ....        ....      45,449       ....       ....       ....       ....          ....
-----------------------------------------------------------------------------------------------------------
     482,828      162,890     861,438   6,640,915      1,000    103,283         20         20        98,448
-----------------------------------------------------------------------------------------------------------

$  1,521,466 $    549,996 $ 3,461,293 $ 6,761,992 $   43,459 $  137,537 $  218,579 $  174,322 $     185,034
===========================================================================================================


                        ENTERGY CORPORATION AND SUBSIDIARIES
                  CONSOLIDATING STATEMENTS OF RETAINED EARNINGS
                           YEAR ENDED DECEMBER 31, 1996
                                  (IN THOUSANDS)

                                                              INTERCOMPANY
                                                              ELIMINATIONS
                                                                  AND         ENTERGY     ENTERGY      ENTERGY
              RETAINED EARNINGS                 CONSOLIDATED  ADJUSTMENTS     ARKANSAS      GULF     LOUISIANA
                                                                                           STATES
Retained Earnings, January 1, 1996            $    2,335,579 $   1,175,725  $  492,386  $  357,704  $    72,150

Add:
     Net Income (Loss)                               420,027       513,813     157,798      (3,887)     190,762
     Increase in Investment in subsidiary               ....            42          42        ....         ....
                                              -----------------------------------------------------------------
                      Total                        2,755,606     1,689,580     650,226     353,817      262,912
                                              -----------------------------------------------------------------

Deduct:
     Dividends declared on:
         Preferred and preference stock                 ....        67,626      16,110      28,336       17,412
         Common stock                                412,250       548,400     142,800        ....      179,200
     Capital stock and other expenses                  1,653         2,743        ....        ....        2,536
     Preferred and preference stock redemption          ....           169        ....         169         ....
     Common stock retirements                           ....          ....        ....        ....         ....
                                              -----------------------------------------------------------------
                      Total                          413,903       618,938     158,910      28,505      199,148
                                              -----------------------------------------------------------------
Retained Earnings, December 31, 1996          $    2,341,703 $   1,070,642  $  491,316  $  325,312  $    63,764
                                              =================================================================



    ENTERGY      ENTERGY      SYSTEM       ENTERGY     ENTERGY      ENTERGY      ENTERGY   SYSTEM      ENTERGY
  MISSISSIPPI  NEW ORLEANS   ENERGY      CORPORATION  OPERATIONS     POWER       SERVICES    FUELS    ENTERPRISES
                                                                                                      (unaudited)
$     231,463 $     81,261  $   85,920  $ 2,335,579  $      ....  $  (77,772) $     ....  $    ....  $   (67,387)


       79,211       26,776      98,668      420,027         ....       6,050        ....       ....      (41,565)
         ....         ....        ....         ....         ....        ....        ....       ....         ....
----------------------------------------------------------------------------------------------------------------
      310,674      108,037     184,588    2,755,606         ....     (71,722)       ....       ....     (108,952)
----------------------------------------------------------------------------------------------------------------




        4,803          965        ....         ....         ....        ....        ....       ....         ....
       79,900       34,000     112,500      412,250         ....        ....        ....       ....         ....
          207         ....        ....        1,653         ....        ....        ....       ....         ....
         ....         ....        ....         ....         ....        ....        ....       ....         ....
         ....         ....        ....         ....         ....        ....        ....       ....         ....
----------------------------------------------------------------------------------------------------------------
       84,910       34,965     112,500      413,903         ....        ....        ....       ....         ....
----------------------------------------------------------------------------------------------------------------


$     225,764 $     73,072  $   72,088  $ 2,341,703  $      ....  $  (71,722) $     ....  $    ....  $  (108,952)
================================================================================================================

                               SIGNATURE


The undersigned holding company has duly caused this amendment to its annual report to be signed on its behalf.


                    ENTERGY CORPORATION



                    By:            /s/ Louis E. Buck
                                   Louis E. Buck
                             Vice President, Chief Accounting Officer
                                   and Assistant Secretary
Dated:  May 22, 1997